Exhibit 99.1

GDS Holdings Limited Appoints New Independent Director

SHANGHAI, China, April 25, 2017 — GDS Holdings Limited (“GDS Holdings” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced the appointment of Mr. Chang Sun as a new independent director of the Company’s board of directors (the “Board”), effective April 25, 2017.

Mr. Sun is the founder and Chairman of Black Soil Group Ltd., an investment holding company he founded in 2015.  Prior to founding Black Soil, he was the Chairman, Asia Pacific at Warburg Pincus, a global private equity firm, from 1995 to 2015.  Mr. Sun was an Executive Director at Goldman Sachs Asia in Hong Kong from 1992 to 1995.

“We are delighted to welcome Mr. Sun to our Board,” said Mr. William Huang, Chairman and Chief Executive Officer of GDS Holdings. “GDS is growing rapidly as Cloud adoption drives demand for our high-performance data center solutions. Mr. Sun’s rich investment background and experience add an additional dimension to our already strong Board and we look forward to his contributions as we continue on our high growth path.”

Mr. Sun is the Chairman of the China Venture Capital and Private Equity Association, which he founded in 2002, and Executive Vice Chairman of the China Real Estate Developers and Investor’s Association, which he founded in 2006. He is also a member of the Asia Executive Board of the Wharton School of the University of Pennsylvania and a member of the Nature Conservancy’s Asia Pacific Council.

Mr. Sun obtained his Bachelor of Arts degree from Beijing Foreign Studies University and completed a post-graduate international affairs program offered by the United Nations. Mr. Sun earned a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including a unique and innovative managed cloud value proposition. The Company has a 15-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of large Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen
Phone: +86 (21) 5119 6989
Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner
Phone: +86 (10) 5730-6200
Email: GDS@tpg-ir.com

Alan Wang
Phone: +1 (212) 481-2050 ext. 401
Email: GDS@tpg-ir.com